Exhibit 10.1

Cott Corporation
207 Queen’s Quay West
Suite 340
Toronto, Ontario M5J 1A7

Tel	416 203 3898
Fax	416 203 8171

December 8, 2004

Bob Flaherty
9365 Colonnade Trail
Alpharetta
Georgia

Dear Bob

I am very pleased to offer you the position of President, USA Operations based in Tampa, Florida. This position will report to John Sheppard, President and CEO and will be effective from 3rd January 2005. This letter will outline some of the terms and conditions of your employment with Cott Beverages USA, A Division of Cott Beverages Inc. (the “Company”). Please note that this is not a contract of employment or a promise of employment for any specific term.

Your base salary will be $325,000 per year paid on a semi-monthly basis. Your performance evaluations and salary reviews will generally be conducted on an annual basis and any increase would be a part of the annual review process. You will be entitled to participate in the Cott Executive bonus plan, starting in 2005, — full details will be forwarded under separate cover. However in summary this plan would entitle you to a target bonus of 100% of your base salary and provides for the opportunity to earn bonus beyond the 100% target amount, up to a level of 200% of your base salary based on Company and personal performance. Bonus awards for performance above 100% of your base salary will be paid in Cott Corp. shares. These shares will be held in trust in the Executive Investment Share Purchase Plan and vest over a 3-year period. For further details of the trust please contact Sher Zaman, Director of Corporate Human Resources at our Toronto Queen’s Quay office.

For the year 2005 you will be guaranteed a minimum bonus of 100% of your base salary.

You will receive a car allowance equivalent to $13,500 per year.

Subject to approval of the Cott Corporation Human Resources and Compensation Committee, on your date of hire you will be granted 100,000 stock options with the strike price determined at the close of the Toronto Stock Exchange on the last trading day before your start date. These options will vest over a period of (3) three years, at a rate of 30%, 30%, and 40% at the end of years (1) one, (2) two, and 3 (three) respectively.

You will be expected to relocate to Tampa, Florida, however in view of your current family situation we will extend the offer of relocation until July 30th, 2008. A copy of the relocation policy is attached. From January 3rd 2005 to July 3rd 2005 Cott will pay for accommodation and weekly travel from your home in Georgia to Tampa, FLA.

If your employment is terminated by the company, for any reason other than “Just Cause” (Just Cause defined as malfeasance, acts of misconduct, dishonesty in the discharge of your duties, theft or misappropriation of the company’s property, breach of fiduciary duties, incompetence or gross negligence in the performance of your duties, conviction of a felony, or failure to follow the lawful directions of the CEO, Chairman, and/or board of directors) or if there is a reduction in your position, responsibilities, or compensation or, if you are required to move your residence to a location other than the Tampa, Florida, area unless agreed to by you then the Corporation shall pay to you a lump sum payment equal to one (1) years base salary and cash bonus (capped at 100% payout).

Effective on your date of hire you will be eligible for Cott’s Benefit Program. Our Benefit Program includes health, disability and life insurance benefits. You should note that our health insurance plan does have a pre-existing illness provision, which limits the amount payable for pre-existing illnesses for 12 consecutive months beginning on your enrollment date. However, if you have been covered for health insurance by your prior employer, you may have creditable prior coverage. In order to help determine that please provide a HIPAA certificate from your prior employer. Employee contributions are required for our Program. Once you are eligible to participate in the Cott Cafeteria Plan (discussed below), your contributions will be deducted from your paycheck on a pre-tax basis.

On the first day of the month following your completion of 90 days of employment, you will be eligible to participate in Cott’s Cafeteria Plan. Benefits provided under our Cafeteria Plan are pre-tax deductions for medical premiums, a Health Care Reimbursement Account and a Dependent Care Reimbursement Account . If you participate in the Cafeteria Plan, payroll deductions for the benefits you select under the plan are made on a pre-tax basis. Please review the Summary Plan Description for additional information.

In addition, on the first day of a quarter following at least six months of employment, you will be eligible for Cott’s 401 (K) Savings and Retirement Plan. You will also be eligible to participate in the Employee Share Purchase Plan after completing ninety (90) days of employment. Your regular annual entitlement of four (4) weeks vacation will commence in 2005. You are encouraged to take your vacation time in the calendar year it is earned. All earned vacation must be taken by March 31st of the year following the one, which it is earned; otherwise it may be forfeited. If you should leave the Company, the value of any unearned vacation taken by you will be considered a debt to the Company.

Please see the enclosed checklist of forms and dates the forms are due to be turned in to HR Department.

To comply with the Immigration Reform and Control Act of 1986, the company must verify your identity and authorization to work in the United States. Therefore, please bring with you on your first day, either one original document from the list A or one original document from the list B and one original document from the list C. Acceptable documents are listed on the backside of the enclosed INS Form I-9. If you have any difficulty in this regard, please call me immediately.

Upon acceptance of this offer, you acknowledge and agree that Cott has the right to disclose confidential information regarding you to any third party as required by law.

Bob, I am excited about having you join us. You have a lot to contribute to our company. I know that you can look forward to joining a dynamic and challenging organization with rewarding career opportunities. Please indicate your acceptance of this offer by returning one signed original of both the offer letter and confidentiality agreement to me.

Yours truly,

/s/ John K. Sheppard

John Sheppard

President and CEO

Cc:	Human Resources

I accept this offer of employment and the terms identified herein.

/s/ Robert J. Flaherty	December 8, 2004

Bob Flaherty	Date